Exhibit 99.3
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Guangshen Railway Company Limited
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code : 0525)
ANNOUNCEMENT
PROPOSED ISSUE OF MEDIUM-TERM NOTES IN THE PRC

On 29 April 2009, the Board approved the proposed issue of the Medium-Term Notes in the PRC and the submission of this proposal to the AGM for the approval of the Shareholders.
A circular containing details of the proposed issue of the Medium-Term Notes together with the notice of AGM and the form of proxy will to be despatched to the Shareholders as soon as practicable.
INTRODUCTION
In order to satisfy the operational needs of the Company and to supplement its working capital and improve its debt structure by reducing the financing costs, on 29 April 2009, the Board approved the proposed issue of the Medium-Term Notes in the PRC and the submission of this proposal to the AGM for the approval of the Shareholders.
PROPOSED ISSUE OF MEDIUM-TERM NOTES
Particulars of the issue of the Medium-Term Notes are as follows:

Size of the issue	:	Not more than RMB4 billion

Term	:	The Medium-Term Notes will have a term of 5 years

Interest rate	:	To be determined according to market conditions prevailing at the time of issue

Target	:	Only to banking market institutional investors in the PRC

Issue method	:	To be issued by financial institutions engaged by the Company who has registered with the People’s Bank of China

Use of proceeds	:	It is expected that the proceeds from the issue of the Medium-Term Notes will be used to satisfy operational needs of the Company, including but not limited to, to replace the loans taken out by the Company for the construction of the Fourth Railway Line and purchase of the new electric multiple units trains and to supplement the working capital

It is proposed that an authorisation be granted to the Chairman of the Board or the General Manager of the Company by the Shareholders at the AGM to generally and unconditionally deal with all matters relating to the issue of the Medium-Term Notes. The authorisation shall include but is not limited to confirm specific matters in relation to the issue of the Medium-Term Notes, including the timing of the issue, the size of the issue, the term of the issue, the interest rates; to amend and execute all relevant agreements and other necessary documents (including but not limited to application of the issue of the Medium-Term Notes, registration report, offering document, underwriting agreement, all announcements and documents for disclosure), the engagement of underwriting institution(s), credit rating authority, registered accountants, legal counsel(s) and other intermediaries; to apply all necessary relevant procedures with respect to the issue of the Medium-Term Notes (including but not limited to the registration with the National Association of Financial Market Institutional Investors, registration of debenture and debts, application for waiver of regular reporting of financial information and other information); and to take all necessary actions and deal with or make decisions of all relevant matters to the issue of the Medium-Term Notes.
The proposed issue of the Medium-Term Notes is subject to the approval of the Shareholders at the AGM, and will be implemented after registration with the National Association of Financial Market Institutional Investors.
GENERAL
A circular containing details of the proposed issue of the Medium-Term Notes together with the notice of AGM and the form of proxy will be dispatched to the Shareholders as soon as practicable.
DEFINITIONS
In this announcement, the following expressions shall the following meanings unless the context otherwise requires:

“AGM”	annual general meeting of the Company to be held on 25 June 2009 for the purpose of approving, among others, the proposed issue of Medium-Term Notes by the Shareholders

“Board”	board of Directors

“Company”	Guangshen Railway Company Limited (), a joint stock limited company incorporated in the PRC

“Directors”	directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Medium-Term Notes”	medium-term notes of not more than RMB4 billion in principal amount proposed to be issued by the Company

“Shareholder(s)”	holder(s) of the share(s) of the Company

By Order of the Board
Guangshen Railway Company Limited

Guo Xiang Dong

Company Secretary
Shenzhen, the PRC, 29 April 2009
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Shen Yi
Liu Hai
Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui

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